

March 29, 2011

<u>Via U.S. Mail</u>

Mr. Ernest W. Cloutier
Secretary
Iron Mountain Incorporated
745 Atlantic Avenue
Boston, Massachusetts 02111

>   **Re: Iron Mountain Incorporated**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed on March 21, 2011**
>   **File No. 001-13045**

Dear Mr. Cloutier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   You have filed your proxy statement under the header tag PRE 14A, rather than PREC14A. Please confirm that you will file your definitive proxy statement under the header tag DEFC14A.

2.   You state in several places in your filing that you oppose the election of the Elliott Associates' director nominees. Please state the specific reason or reasons for this opposition.

Proxy Solicitation, page 57

3.   You state that you may employ a variety methods to solicit proxies. Please confirm your understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Form of Proxy

4.   Rule 14a-4(b)(1) provides that persons solicited be afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter, other than elections to office. Please revise proposals 2 and 4-6 accordingly.

5.   Please revise proposal 3 in accordance with Rule 14a-4(b)(3), or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via facsimile: (212) 310-8007</u>
        Michael J. Aiello, Esq.
        Weil, Gotshal & Manges LLP